FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 24, 2012 regarding director candidates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date April 25, 2012	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Director Candidates

Tokyo, April 24, 2012 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced director candidates in accordance with a decision taken at a meeting of Nominating Committee convened today, subject to approval at Hitachi’s Ordinary General Meeting of Shareholders in June 2012.

Hitachi has worked actively over the years to strengthen its corporate governance. For instance, it adopted the Committees System under Japanese law in 2003, with the aim of creating a framework for quick business operation, by demarcating responsibilities for management oversight and those for the execution of business operations, while making management highly transparent. In selecting directorship candidates for this year, Hitachi has decided to increase the number of outside directors, including non-Japanese, to make outside directors the majority on the Board of Directors. Hitachi has made this move in order to better reflect various global viewpoints in management to drive further growth on a global basis, centered on the Social Innovation Business, as well as to further strengthen management oversight.

Specifically, Hitachi is proposing to increase the number of outside directors from four to seven, by nominating three people, including two non-Japanese, as outside director candidates. Furthermore, the number of directors appointed from within Hitachi will be reduced from eight to six, and the number of directors serving concurrently as executive officers will be reduced from two to one. With these changes in the Board composition, Hitachi aims to promote management with an enhanced global outlook and to ensure rigorous demarcation of management supervision and execution, thereby reinforcing a framework for even quicker business operation and improved management oversight.

- more -

1.	Director Candidates <Proposed at Hitachi’s Ordinary General Meeting of Shareholders in June 2012> [* New]

<Chairman of the Board>

Takashi Kawamura, currently Chairman of the Board

<Outside Director>

Yoshie Ota, currently Outside Director

Mitsuo Ohashi, currently Outside Director, Advisor of Showa Denko K.K.

Nobuo Katsumata, currently Outside Director, Chairman of the Board of Marubeni Corporation

* George Buckley, currently Executive Chairman of the Board of 3M Company (USA)

* Harufumi Mochizuki, currently Senior Adviser to the Board of Nippon Life Insurance Company

Tohru Motobayashi, currently Outside Director, Attorney at law

* Philip Yeo, currently Chairman of SPRING (Standards, Productivity and Innovation Board) Singapore

<Director>

* Michijiro Kikawa, currently Director of Hitachi Construction Machinery Co., Ltd.

Stephen Gomersall, currently Director, Chairman of the Board of Hitachi Europe Ltd.

Hiroaki Nakanishi, currently Director, Representative Executive Officer and President

Takashi Hatchoji, currently Director, Chairman of the Board of Hitachi America, Ltd.

Takashi Miyoshi, currently Director

Note: Directors are listed in Japanese alphabetical order within each grouping.

2.	Resigning Directors

Isao Ono, currently Director, Chairman Emeritus of Hitachi Solutions, Ltd.

Tadamichi Sakiyama, currently Director

Masaharu Sumikawa, currently Director, Chairman of the Board of Hitachi Plant Technologies, Ltd.

- more -

3.	Biography of New Director Candidates

George Buckley

1. Date of Birth	:	February 23, 1947

2. Education
July 1976	:	Graduated from University of Huddersfield, Ph.D. in Engineering (after joint study at Universities of Southampton and Huddersfield)
April 1972	:	Graduated from University of Huddersfield, Bachelor of Science in Electrical and Electronic Engineering

3. Professional Experience
February, 2012	:	Executive Chairman of the Board, 3M Company (USA)
December, 2005	:	Chairman of the Board, President and Chief Executive Officer, 3M Company (USA)
June, 2000	:	Chairman and Chief Executive Officer, Brunswick Corporation (USA)
April, 2000	:	President and Chief Operating Officer, Brunswick Corporation (USA)
July, 1997	:	President, Mercury Marine Division and Corporate Vice President, Brunswick Corporation (USA)
September, 1994	:	President , US Electrical Motors, Emerson Electric Company (USA)
February, 1993	:	Chief Technology Officer, Motors, Drives and Appliances, Emerson Electric Company (USA)
September, 1989	:	Managing Director, Central Services Division, British Railways Board (UK)
October, 1987	:	Director of Research, British Railways Board (UK)
July, 1986	:	General Manager, Generator Division, GEC Turbine Generators Ltd. (UK)
April, 1979	:	Joined Detroit Edison Company (USA), Senior Engineer

Harufumi Mochizuki

1. Date of Birth	:	July 26, 1949

2. Education
March, 1973	:	Graduated from the Faculty of Law, Kyoto University

3. Professional Experience
October, 2010	:	Senior Adviser to the Board, Nippon Life Insurance Company
August, 2010	:	Special Adviser to the Cabinet of Japan (Retired in September, 2011)
July, 2008	:	Vice-Minister of Economy, Trade and Industry of Japan
July, 2006	:	Director-General, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry (“METI”) of Japan
July, 2003	:	Director-General, Small and Medium Enterprise Agency, METI
July, 2002	:	Director-General for Commerce and Distribution Policy, Minister’s Secretariat, METI
April, 1973	:	Joined Ministry of International Trade and Industry of Japan

- more -

Philip Yeo

1. Date of Birth	:	October 29, 1946

2. Education
June, 1976	:	Graduated from Harvard Business School, Master of Business Administration
August, 1974	:	Graduated from National University of Singapore, Master of Science in Systems Engineering
June, 1970	:	Graduated from University of Toronto, Bachelor of Applied Science in Industrial Engineering

3. Professional Experience
September, 2011	:	Chairman, Singbridge International Pte Ltd* * A wholly owned subsidiary of Temasek Holdings (Private) Limited of the Ministry of Finance, Singapore
April, 2007	:

Chairman, SPRING (Standards, Productivity and Innovation Board) Singapore (Current)

Special Advisor in Economic Development, Prime Minister’s Office, Government of Singapore

(Retired August, 2011)

Senior Advisor for Science and Technology to the Ministry of Trade & Industry, Singapore

(Retired in September, 2008)

February, 2001	:	Chairman, Agency for Science, Technology and Research of Singapore
January, 1986	:	Chairman, Economic Development Board of Singapore
June, 1970	:	Joined Ministry of Defense of Singapore

Michijiro Kikawa

1. Date of Birth	:	August 2, 1947

2. Education
March, 1970	:	Graduated from the Faculty of Engineering, Kyushu University

3. Professional Experience
April, 2012	:	Director, Hitachi Construction Machinery Co., Ltd. (“HCM”)
April, 2006	:	President, Chief Executive Officer and Director, HCM
June, 2005	:	Executive Vice President, Representative Executive Officer and Director, HCM
April, 2005	:	Executive Vice President and Representative Executive Officer, HCM
June, 2003	:	Senior Vice President and Executive Officer, HCM
April, 2003	:	Senior Vice President, HCM
June, 2002	:	Vice President, HCM
June, 2001	:	Executive Officer, HCM
May, 1995	:	Managing Director for Hitachi Construction Machinery (China) Co., Ltd.
February, 1992	:	General Manager of the Production Engineering Department for Tsuchiura Works, HCM
October, 1970	:	Joined HCM
April, 1970	:	Joined Hitachi Construction Machinery Co., Ltd. (manufacturing company)

- more -

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2010 (ended March 31, 2011) consolidated revenues totaled 9,315 billion yen ($112.2 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #